 Exhibit 99.1

RECON TECHNOLOGY, LTD

PAGE

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2018 and December 31, 2018	F-2

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended December 31, 2017 and 2018	F-3

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended December 31, 2017 and 2018	F-4

Notes to the Unaudited Condensed Consolidated Financial Statements	F-5

RECON TECHNOLOGY, LTD

CONDENSED BALANCE SHEETS

(UNAUDITED)

	As of June 30	As of December 31	As of December 31
	2018	2018	2018
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥45,340,578	¥11,981,820	$1,742,164
Notes receivable	3,995,962	3,778,526	549,400
Trade accounts receivable, net	24,254,007	38,946,200	5,662,801
Inventories, net	6,758,841	289,129	42,040
Other receivables, net	7,320,953	10,095,750	1,467,928
Purchase advances, net	12,654,546	10,055,617	1,462,093
Contract costs, net	-	23,234,870	3,378,364
Prepaid expenses	509,682	634,271	92,223
Total current assets	100,834,569	99,016,183	14,397,013

Property and equipment, net	3,171,109	2,876,833	418,293
Construction in progress	11,779,784	21,428,767	3,115,756
Land use right, net	1,335,126	1,321,507	192,148
Investment in unconsolidated entity	-	30,804,506	4,478,994
Long-term trade accounts receivable, net	4,212,829	2,077,829	302,118
Prepayments for construction in progress	474,100	1,194,200	173,637
Total Assets	¥121,807,517	¥158,719,825	$23,077,959

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	¥8,754,347	¥15,452,084	$2,246,743
Other payables	3,255,810	6,220,334	904,437
Other payable- related parties	3,211,457	3,214,579	467,402
Accrued payroll and employees' welfare	600,434	885,569	128,762
Investment payables	-	6,400,000	930,564
Taxes payable	431,913	1,077,241	156,632
Short-term borrowings	-	1,031,507	149,982
Short-term borrowings - related parties	9,018,065	5,198,977	755,934
Long-term borrowings - related party - current portion	719,895	749,671	109,003
Total Current Liabilities	25,991,921	40,229,962	5,849,459

Long-term borrowings - related party	8,943,834	8,578,305	1,247,291
Total Liabilities	34,935,755	48,808,267	7,096,750

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 20,940,633 shares and 18,380,349 shares issued and outstanding as of December 31, 2018 and June 30, 2018, respectively)	2,279,510	2,603,392	378,535
Additional paid-in capital	207,490,280	238,656,305	34,700,774
Statutory reserve	4,148,929	4,148,929	603,257
Accumulated deficit	(139,424,980)	(149,509,223)	(21,738,733)
Accumulated other comprehensive income	1,516,093	2,711,421	394,242
Total stockholders’ equity	76,009,832	98,610,824	14,338,075
Non-controlling interests	10,861,930	11,300,734	1,643,134
Total equity	86,871,762	109,911,558	15,981,209
Total Liabilities and Equity	¥121,807,517	¥158,719,825	$23,077,959

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-2

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended
	December 31,
	2017	2018	2018
	RMB	RMB	USD

Revenues	¥53,246,727	¥42,271,729	$6,146,335

Cost of revenues and related tax	47,198,605	27,034,637	3,930,853

Gross profit	6,048,122	15,237,092	2,215,482

Selling and distribution expenses	2,981,637	4,909,361	713,824
General and administrative expenses	18,672,141	18,903,138	2,748,528
Provision for (net recovery of) doubtful accounts	80,539	(1,494,707)	(217,331)
Research and development expenses	1,819,720	1,654,702	240,595
Operating expenses	23,554,037	23,972,494	3,485,616

Loss from operations	(17,505,915)	(8,735,402)	(1,270,134)

Other income (expenses)
Subsidy income	212,005	55,706	8,100
Interest income	6,299	32,109	4,669
Interest expense	(284,060)	(856,571)	(124,546)
Loss from investment in unconsolidated entity	-	(844,369)	(122,772)
Foreign exchange transaction gain (loss)	(2,671)	17,651	2,566
Other income (expense), net	(21,348)	387,439	56,334
Other expenses, net	(89,775)	(1,208,035)	(175,649)
Loss before income tax	(17,595,690)	(9,943,437)	(1,445,783)
Income tax expenses	9,282	2,002	291
Net loss	(17,604,972)	(9,945,439)	(1,446,074)

Less: Net (loss) income attributable to non-controlling interests	(618,162)	138,804	20,182

Net loss attributable to Recon Technology, Ltd	¥(16,986,810)	¥(10,084,243)	$(1,466,256)

Comprehensive loss
Net loss	(17,604,972)	(9,945,439)	(1,446,074)
Foreign currency translation adjustment	72,268	1,195,328	173,801
Comprehensive loss	(17,532,704)	(8,750,111)	(1,272,273)
Less: Comprehensive (loss) income attributable to non-controlling interests	(618,162)	138,804	20,182
Comprehensive loss attributable to Recon Technology, Ltd	¥(16,914,542)	¥(8,888,915)	$(1,292,455)

Loss per common share - basic and diluted	¥(2.21)	¥(0.56)	$(0.08)
Weighted - average shares -basic and diluted	7,673,960	18,093,034	18,093,034

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-3

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2017	2018	2018
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(17,604,972)	¥(9,945,439)	$(1,446,074)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	481,782	515,457	74,948
Gain from disposal of equipment	(21,470)	-	-
Provision for (net recovery of) doubtful accounts	80,539	(1,494,707)	(217,332)
Provision for (reversal of) slow moving inventories	(68,384)	65,380	9,506
Share based compensation	3,550,685	4,672,881	679,440
Restricted shares issued for management	6,083,148	4,867,036	707,670
Loss from investment in unconsolidated entity	-	844,369	122,772
Restricted shares issued for services	1,937,867	516,194	75,055
Changes in operating assets and liabilities:
Notes receivable	318,950	217,436	31,615
Trade accounts receivable, net	(4,506,281)	(11,251,794)	(1,636,018)
Inventories, net	(759,373)	(1,778,189)	(258,550)
Other receivable, net	(1,102,598)	(6,468,866)	(940,577)
Purchase advance, net	(7,471,023)	(12,594,395)	(1,831,233)
Prepaid expense	(574,226)	(124,589)	(18,115)
Trade accounts payable	4,078,075	740,274	107,636
Other payables	175,367	3,244,115	471,696
Other payables-related parties	858,195	3,122	454
Accrued payroll and employees' welfare	(11,224)	285,135	41,459
Taxes payable	1,819,793	645,328	93,831
Net cash used in operating activities	(12,735,150)	(27,041,252)	(3,931,817)

Cash flows from investing activities:
Investment in unconsolidated entity	(2,000,000)	(3,815,080)	(554,715)
Purchases of property and equipment	(278,432)	(283,129)	(41,167)
Proceeds from disposal of equipment	32,000	-	-
Payments for land use right	(1,322,300)	-	-
Payments and prepayments for construction in progress	(3,837,842)	(4,411,620)	(641,452)
Net cash used in investing activities	(7,406,574)	(8,509,829)	(1,237,334)

Cash flows from financing activities:
Proceeds from short-term bank loans	45,000	-	-
Proceeds from short-term borrowings	4,600,000	1,031,507	149,982
Repayments of short-term borrowings	(3,000,000)	-	-
Proceeds from short-term borrowings-related parties	16,188,318	5,000,000	727,003
Repayments of short-term borrowings-related parties	(20,256,326)	(5,000,000)	(727,003)
Proceeds from long-term borrowings-related party	10,000,000	-	-
Repayments of long-term borrowings-related party	(51,969)	(334,513)	(48,638)
Proceeds from sale of common stock, net of issuance costs	15,310,741	-	-
Refund of capital contribution by a non-controlling shareholder	-	(200,000)	(29,080)
Capital contribution by non-controlling shareholders	1,700,000	500,000	72,700
Net cash provided by financing activities	24,535,764	996,994	144,964

Effect of exchange rate fluctuation on cash	67,620	1,195,329	173,802

Net increase (decrease) in cash	4,461,660	(33,358,758)	(4,850,385)
Cash at beginning of period	3,809,279	45,340,578	6,592,548
Cash at end of period	¥8,270,939	¥11,981,820	$1,742,163

Supplemental cash flow information
Cash paid during the period for interest	¥294,998	¥805,613	$117,137
Cash paid during the period for taxes	¥9,282	¥2,002	$291

Non-cash investing and financing activities
Shares issued to settle salary payable	¥1,554,908	¥-	$-
Issuance of common stock in exchange of interest of FGS, net of issuance costs	-	21,433,796	3,166,487
Investment payables in exchange of interest of FGS	-	6,400,000	930,564
Payable for Construction in Progress	¥2,712,518	¥5,957,463	$866,219

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

F-4

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 as a limited liability company. The Company provides specialized oilfield equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the People’s Republic of China (the “PRC”).

The Company, along with its wholly-owned subsidiaries, Recon Technology Co., Limited (“Recon HK”), Jining Recon Technology Ltd. (“Recon JN”), Recon Investment Ltd. (“Recon IN”) and Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”), conducts its business through the following PRC legal entities (“Domestic Companies”) that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),

2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

The Company has signed Exclusive Technical Consulting Service Agreements with each of the Domestic Companies, which are its VIEs, and Equity Interest Pledge Agreements and Exclusive Equity Interest Purchase Agreements with their shareholders. Through these contractual arrangements, the Company has the ability to substantially influence each of the Domestic Companies’ daily operations and financial affairs, appoint their senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control the Domestic Companies, the Company is considered as the primary beneficiary of each Domestic Company. Thus, the Company is able to absorb 90% of net interest or 100% of net loss of those VIEs.

On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD, a fully owned subsidiary established by BHD was organized under the laws of the PRC.

As of this report, BHD invested a total of ¥14.6 million in Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”). Gan Su BHD was established on May 23, 2017, with registered capital of ¥50 million. The paid in capital was ¥18,580,000 ($2,701,543) as of December 31, 2018. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD, which is focusing on oilfield sewage treatment and oily sludge disposal projects.

As of this report, BHD invested a total of ¥3.5 million in Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”). Qinghai BHD was established on October 16, 2017, with registered capital of ¥50 million. The paid in capital was ¥3,450,000 ($501,632) as of December 31, 2018. BHD owns an interest of 55% of Qinghai BHD previously, however, based on an agreement signed by the shareholders of Qinghai BHD dated October 23, 2018, each of the other two individual shareholders agreed to reduce 10% of their equity interests. As a result, Qinghai BHD returned ¥200,000 paid in capital back to one of the individual shareholders. After the new arrangement, BHD owns a total interest of 75% of Qinghai BHD. The remaining paid in capital should be contributed by BHD and the other individual shareholder is ¥34,050,000 ($4,950,891) and ¥12,500,000 ($1,817,508), respectively. Based on its chapter dated September 29, 2017, the remaining paid in capital will be injected before September 29, 2036.

Nature of Operations – The Company engaged in (1) providing equipment, tools and other components and parts related to oilfield production and management, including simple installations in connection with some projects; (2) services to improve production and efficiency of exploited oil wells, (3) developing and selling its own specialized industrial automation control and information solutions, and (4) design, test and implement solution of sewage and oily sludge treatment, production and sales of related integrated equipment and project services.

F-5

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. LIQUIDITY

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company had recurring net losses for the six months ended December 31, 2017 and 2018. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand and its ability to generate sufficient revenue sources in the future to support its operating and capital expenditure commitments. The Company plans to fund its continuing operations through identifying new prospective joint venture and strategic alliance opportunities for new revenue sources, financial supports by major shareholders and reducing costs to improve profitability and to replenish working capital. Management believes that the foregoing measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital obligations.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

Principles of Consolidation - The unaudited condensed consolidated financial statements include the accounts of the Company, all the subsidiaries and VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation.

Variable Interest Entities - A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Currency Translation - The Company’s functional currency is the Chinese Yuan (“RMB”) and the accompanying unaudited condensed consolidated financial statements have been expressed in Chinese Yuan. The unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2018 have been translated into United States dollars (“U.S. dollars”) solely for the convenience of the readers. The translation has been made at the rate of ¥6.8776 = US$1.00, the approximate exchange rate prevailing on December 31, 2018. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

F-6

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Estimates and assumptions - The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share- based payments. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planed contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments - The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

The carrying amounts reported in the unaudited condensed consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

The fair value of long-term receivables is determined using a present value technique by discounting the future expected contractual cash flows using current rates at which similar instruments would be issued at the measurement date. The Company estimated the fair value of the purchase price of investment in unconsolidated entity using Level 1 fair value inputs of the market price of the common stock on the date of the purchase.

F-7

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Trade Accounts and Other Receivables - Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Notes Receivable - Notes receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

Purchase Advances - Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services, this type of prepayments will be expensed when those products or services have been rendered or consumed.

Contract costs - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planed contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Inventories - Inventories are stated at the lower of cost or net realizable value, on a first-in-first-out basis. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

F-8

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment - Property and equipment are stated at cost. Depreciation on motor vehicles and office equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to ten years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Items	Useful life
Motor vehicles	5-10 years
Office equipment	2-5 years
Production equipment	10 years

Land Use Rights - According to the Chinese laws and regulations regarding land use rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. In accordance with the legal principle that land ownership is separate from the right to the use of the land, the government grants individuals and companies the rights to use parcels of land for a specified period of time. Land use rights which are usually prepaid, are stated at cost less accumulated amortization. Amortization is provided over the life of the land use rights, using the straight-line method. The estimated useful life is 50 years, based on the term of the land use rights.

Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on the estimated discounted future cash flows expected to be generated by the asset. There were no impairments at June 30, 2018 and December 31, 2018.

Long-term investments

-

Cost method investment - For an investee over which the Company does not have significant influence and a controlling interest, the Company carries the investment at cost and recognizes income for any dividend received from the distribution of the investee’s earnings.

The Company reviews its cost method investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investment. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than temporary.

-

Equity method investment - For an investee over which the Company has the ability to exercise significant influence, but does not have a controlling interest, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Company did not record impairment losses on its equity method investment during the six months ended December 31, 2018 and 2017. The Company recorded approximately ¥844,369 ($122,772) investment loss on its equity method investment in unconsolidated entity during the six months ended December 31, 2018.

F-9

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition - The Company previously recognized revenue when the following four criteria are met: (1) persuasive evidence of an arrangement, (2) delivery has occurred or services have been provided, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the customers and the customers have signed a completion and acceptance report, risk of loss has transferred to the customers, customers’ acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in customers’ acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. And with adoption of ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company applied the new revenue standard from July 1, 2018 and adopted a modified retrospective approach upon the adoption. The core principle underlying the new revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when goods or service is provided to a customer.

The Company has completed its assessment of the impact of the new standard and adopted the new standard for all open contracts as of July 1, 2018 using the modified retrospective transition method, and applied the guidance to report new disclosures surrounding the Company’s recognition of revenue. The adoption of the new standard did not have a material impact on the financial position of the Company, the results of its operations or its cash flows as of and for the six months ended December 31, 2018, and the Company’s internal controls over financial reporting. There was no cumulative effect of adopting the standard at the date of initial application in retained earnings. The Company’s Revenue Recognition accounting policy has been updated for the new standard. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. See Note 24 for disaggregated revenues.

The following table provides changes to the opening balances of certain current assets accounts resulting from the adoption of the new guidance.

	June 30,	Impact of	July 1, 2018	July 1,
	2018	Adoption	(As adjusted)	2018
	RMB	RMB	RMB	U.S. Dollars
Inventories	¥7,972,115	¥(7,972,115)	¥-	$-
Other receivables	824,709	(824,709)	-	-
Purchase advances	5,334,829	(5,334,829)	-	-
Contract costs	-	14,131,653	14,131,653	2,054,751
Total current assets	¥14,131,653	¥-	¥14,131,653	$2,054,751

F-10

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Performance Obligations - Performance obligations include delivery of product and installation of product. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing installation services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in Sales, and costs incurred by the Company for the delivery of goods are classified as Cost of sales in the Condensed Consolidated Statements of Operations and Comprehensive Loss. Sales, value add, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2018.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days, consequently there is no significant financing component within contracts.

Share-Based Compensation - Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Research and Development Expenses - Research and development expenses relating to improving development efficiency and the quality of the Company’s products and services, including s design of downhole automation platform systems and chemical products used for waste water treatment, are expensed as incurred.

Shipping and Handling Costs - Shipping and handling cost incurred to ship products to customers are included in selling and distribution expenses. Shipping and handling expenses were ¥231,522 and ¥451,086 ($65,588) for the six months ended December 31, 2017 and 2018, respectively.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes. Deferred taxes are provided on differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, and tax carry forwards. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has not been subject to any income taxes in the United States or the Cayman Islands.

F-11

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company has no uncertain tax position as of June 30, 2018 and December 31, 2018.

As of December 31, 2018, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s People’s Republic of China (“PRC”) subsidiaries remain open for statutory examination by PRC tax authorities.

Loss per Share - Loss Per Share (“EPS”) is computed by dividing net loss by the weighted average number of ordinary shares outstanding. Diluted EPS are computed by dividing net loss by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding.

Potentially dilutive ordinary shares consist of ordinary shares issuable upon the conversion of ordinary stock options, restricted shares and warrants (using the treasury stock method). The effect from options, restricted shares and warrants would have been anti-dilutive due to the fact that the Company incurred a net loss for the six months ended December 31, 2017 and 2018.

Reclassification - Certain prior year amounts had been reclassified to conform to the current period presentation. These reclassifications have no effect on the results of operations and cash flows previously reported.

F-12

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities". The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Accounting Standard Codification (“ASC”) 842, Leases. Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity's filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2020. The Company is currently evaluating the impact of this new standard on its unaudited consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

F-13

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. TRADE ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
Third Party	RMB	RMB	U.S. Dollars
Trade accounts receivable	¥27,319,241	¥40,571,035	$5,899,053
Allowance for doubtful accounts	(3,065,234)	(1,624,835)	(236,252)
Total - third-party, net	¥24,254,007	¥38,946,200	$5,662,801

	June 30, 2018	December 31, 2018	December 31, 2018
Third Party – long-term	RMB	RMB	U.S. Dollars
Beijing Yabei Nuoda Science and Technology Co. Ltd. *	¥4,400,000	¥2,400,000	$348,962
Allowance for doubtful accounts	(187,171)	(322,171)	(46,844)
Total - long-term trade accounts receivable, net	¥4,212,829	¥2,077,829	$302,118

*The receivable from Beijing Yabei Nuoda was recognized primarily from the sale of automation system and services based on written contracts. Based on the repayment agreement signed in August, 2018, the outstanding balance was to be collected in five installments during the period from December 2018 to December 2020. During the six months ended December 31, 2018, the Company received ¥1,050,000 ($152,671) as scheduled. Based on the repayment agreement, the Company expects to collect ¥2,904,978 ($422,386) before December 31, 2019 and ¥2,400,000 ($348,962) before December 31, 2020, respectively. No interest is required per the settlement agreement.

Provision made for doubtful accounts of accounts receivables due from third party was ¥323,984 for the six months ended December 31, 2017, and net recovery of provision made for doubtful accounts of accounts receivables due to third party was ¥1,305,399 ($189,805) for the six months ended December 31, 2018.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥4,265,505	¥3,252,405	$472,901
Charge to (reversal of) expense	(1,013,100)	(1,305,399)	(189,805)
Ending balance	¥3,252,405	¥1,947,006	$283,096

NOTE 5. NOTES RECEIVABLE

Notes receivables represented the non-interest bearing commercial bills the Company received from the customers for the purpose of collection of sales amount, which ranged from three to six months from the date of issuance. As of June 30, 2018 and December 31, 2018, notes receivable were ¥3,995,962 and ¥3,778,526 ($549,400), respectively, As of June 30, 2018 and December 31, 2018, no notes were guaranteed or collateralized.

F-14

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Other receivables, net consisted of the following:

Third Party	June 30, 2018	December 31, 2018	December 31, 2018
Current Portion	RMB	RMB	U.S. Dollars
Loans to third parties (A)	2,640,469	4,460,470	648,554
Business advances to officers and staffs (B)	1,787,866	1,367,029	198,767
Deposits for projects	1,665,002	2,097,228	304,938
VAT recoverable	1,438,949	2,261,158	328,774
Others	690,597	781,515	113,633
Allowance for doubtful accounts	(901,930)	(871,650)	(126,738)
Total	¥7,320,953	¥10,095,750	$1,467,928

Net recovery of provision for doubtful accounts of other receivables was ¥87,829 and ¥330,280 ($48,023) for the six months ended December 31, 2017 and 2018, respectively.

(A)	Loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans are due on demand bearing no interest.

(B)	Business advances to officers and staffs represent advances for business travel and sundry expenses related to oilfield or on-site installation and inspection of products through customer approval and acceptance.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥1,505,419	¥901,930	$131,141
Charge to (reversal of) expense	109,302	(330,280)	(48,023)
Add (less): reversal of write-off (write-off)	(712,791)	300,000	43,620
Ending balance	¥901,930	¥871,650	$126,738

NOTE 7. PURCHASE ADVANCES, NET

The Company purchased products and services from third parties during the normal course of business. Purchase advances, net consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
Third Party	RMB	RMB	U.S. Dollars
Capitalized pre-contract costs	¥1,508,491	¥-	$-
Capitalized contract costs	4,221,942	-	-
Prepayment for others	7,376,745	10,482,617	1,524,179
Allowance for doubtful accounts	(452,632)	(427,000)	(62,086)
Total	¥12,654,546	¥10,055,617	$1,462,093

F-15

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Net recovery of provision for doubtful accounts of purchase advances was ¥155,616 for the six months ended December 31, 2017. Provision for doubtful accounts of purchase advances was ¥140,972 ($20,497) for the six months ended December 31, 2018. The Company recorded allowance for these advances and will continue to try to collect or get inventories delivered. These payments were advanced for certain customized equipment of the planned projects. As those projects were delayed or canceled or there is rare chance to be profitable, the Company decided to suspend those projects and recorded allowances related to advanced payments for those projects as the Company may not be able to receive those funds back. Management is still making efforts to collect partially or negotiate with venders for some other alternative solutions to minimize the Company’s loss.

Movement of allowance for doubtful accounts is as follows:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥401,790	¥452,632	$65,813
Charge to expense	62,556	140,972	20,497
Less: write-off	(11,714)	(166,604)	(24,224)
Ending balance	¥452,632	¥427,000	$62,086

NOTE 8. INVENTORIES

Inventories consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Small component parts	¥55,726	¥55,726	$8,103
Purchased goods and raw materials	59,328	278,356	40,473
Work in process and goods on site	5,155,215	-	-
Finished goods	2,888,096	1,354,571	196,956
Allowance for slow moving inventory	(1,399,524)	(1,399,524)	(203,492)
Total inventories, net	¥6,758,841	¥289,129	$42,040

Net recovery of provision for slow moving inventory was ¥68,384 for the six months ended December 31, 2017. Provisions for slow moving inventory was ¥65,380 ($9,506) for the six months ended December 31, 2018.

Movement of allowance for slow-moving inventories is as follows:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Beginning balance	¥4,024,663	¥1,399,524	$203,492
Charge to cost of sales	65,245	65,380	9,506
Less: write-off	(2,690,384)	(65,380)	(9,506)
Ending balance	¥1,399,524	¥1,399,524	$203,492

F-16

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Motor vehicles	¥4,456,156	¥4,493,993	$653,429
Office equipment and fixtures	1,239,914	1,288,274	187,316
Production equipment	1,609,500	1,726,431	251,024
Total property and equipment	7,305,570	7,508,698	1,091,769
Less: Accumulated depreciation	(4,134,461)	(4,631,865)	(673,476)
Property and equipment, net	¥3,171,109	¥2,876,833	$418,293
Construction in progress	¥11,779,784	¥21,428,767	$3,115,756

On August 4, 2017, Gan Su BHD purchased the land use right of state-owned construction land in Yumen, Gan Su, in the amount of ¥1,361,969 ($198,031). The land use right was intended to establish production line of the oily sludge disposal projects. As of December 31, 2018, the main construction of the project has completed, and the total cost incurred in the project was ¥21,428,767 ($3,115,756). Currently, the project is under testing stage and the management expects the project will be ready for its intended use in April 2019.

Depreciation expenses were ¥468,559 and ¥501,837 ($72,968) for the six months ended December 31, 2017 and 2018, respectively.

Gain from property and equipment disposal was ¥21,470 and ¥Nil for the six months ended December 31, 2017 and 2018, respectively.

NOTE 10 - LAND USE RIGHTS

Land use rights consisted of the following

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Land use rights	1,361,969	1,361,969	198,031
Less: accumulated amortization	(26,843)	(40,462)	(5,883)
Land use rights, net	¥1,335,126	¥1,321,507	$192,148

As of June 30, 2018 and December 31, 2018, no land use rights are collateralized or pledged.

Amortization expenses were ¥13,223 and ¥13,620 ($1,980) for the six months ended December 31, 2017 and 2018, respectively.

F-17

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The estimated future amortization expenses are as follows:

	Twelve months ending December 31,
	RMB	U.S. Dollars
2019	¥27,239	$3,961
2020	27,239	3,961
2021	27,239	3,961
2022	27,239	3,961
2023	27,239	3,961
Thereafter	1,185,312	172,343
Total	¥1,321,507	$192,148

NOTE 11 – INVESTMENT IN UNCONSOLIDATED ENTITY

On December 15, 2017, the Company signed a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”). Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. Pursuant to the subscription agreement, Recon held 8% equity interest of FGS. As of June 30, 2018, Recon has invested ¥4,037,736 ($609,948) in FGS as terms and conditions are achieved based on mutually-agreed payment schedule. Based on the financial results of FGS for the year ended June 30, 2018, FGS was in the loss position and has accumulated deficit in equity. Based on the management's assessment, the Company does not expect to recover the investment in the near future. Therefore, the Company considered that there was other than temporary impairment and recorded a full impairment of the investment. As a result, the Company recorded ¥4,037,736 ($587,089) impairment loss during the year ended June 30, 2018.

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel all of the Restricted Shares and without further payment or The Restricted Shares are also subject to lock-up period requirements that vary for each of FGS shareholders, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon has issued 2,435,284 Restricted Shares in total to the other shareholders of FGS in August 2018.

As of December 31, 2018, the Company has the investment amount of ¥35,686,611 ($5,188,855) in FGS, of which RMB 7.6 million was paid in cash, and owns 43% interests of FGS and recorded an accumulated ¥4,037,736 ($587,089) impairment loss. The investments are accounted for using the equity method because the Company has significant influence, but no control of FGS. The Company recorded loss of ¥844,369 ($122,772) for the six months ended December 31, 2018 from the investment, which was included in “Loss from investment in unconsolidated entity” in the unaudited condensed consolidated statements of operations and comprehensive loss. As of the date of this report, operation of FGS was under normal running and stick to its business plan.

F-18

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. OTHER PAYABLES

Other payables consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
Third Party	RMB	RMB	U.S. Dollars
Service	¥1,356,676	¥519,818	$75,579
Distributors and employees	90,130	305,255	44,384
Funds collected on behalf of others	895,022	-	-
Advances from customers	157,856	4,620,831	671,872
Accrued expenses	411,898	393,274	57,182
Others	344,228	381,156	55,420
Total	¥3,255,810	¥6,220,334	$904,437

	June 30, 2018	December 31, 2018	December 31, 2018
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,767,349	¥2,493,178	$362,510
Due to family member of the owner of BHD	193,143	470,000	68,338
Due to management staff for costs incurred on behalf of the Company	250,965	251,401	36,554
Total	¥3,211,457	¥3,214,579	$467,402

NOTE 13. TAXES PAYABLE

Taxes payable consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
VAT payable	¥382,361	¥1,021,097	$148,469
Income tax payable	43,556	43,556	6,333
Other taxes payable	5,996	12,588	1,830
Total taxes payable	¥431,913	¥1,077,241	$156,632

NOTE 14. SHORT-TERM BORROWINGS

Short-term borrowings due to third party consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
Short-term borrowings due to third party:	RMB	RMB	U.S. Dollars
Short-term borrowing, 10% annual interest, due on September 8, 2019	-	1,031,507	149,982
Total short-term borrowings due to third party	¥-	¥1,031,507	$149,982

Interest expense for short-term borrowings due to third party were ¥Nil and ¥31,507 ($4,581) for the six months ended December 31, 2017 and 2018, respectively.

F-19

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Short-term borrowings due to related parties consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
Short-term borrowings due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.65% annual interest, due on December 15, 2018 *	¥5,011,782	¥-	$-
Short-term borrowing from a Founder, 5.65% annual interest, due on March 31, 2019	4,006,283	4,006,283	582,516
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019	-	1,192,694	173,418
Total short-term borrowings due to related parties	¥9,018,065	¥5,198,977	$755,934

No short-term borrowings due to related parties were guaranteed or collateralized at June 30, 2018 and December 31, 2018.

Interest expense for short-term borrowings due to related parties were ¥142,080 and ¥257,145 ($37,389) for the six months ended December 31, 2017 and 2018, respectively.

* The Company repaid the loan in full on maturity date.

NOTE 15. LONG-TERM BORROWINGS DUE TO RELATED PARTY

Long-term borrowings due to related party consisted of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
Long-term borrowings due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥9,663,729	¥9,327,976	¥1,356,294
Less: current portion	(719,895)	(749,671)	(109,003)
Total long-term borrowings due to related party	¥8,943,834	¥8,578,305	$1,247,291

Interest expense for long-term borrowings due to related party was ¥140,570 and ¥421,058 ($61,222) for the six months ended December 31, 2017 and 2018, respectively.

The future maturities of long-term borrowings due to related party at December 31, 2018 are as follows:

	Twelve months ending December 31,
	RMB	U.S. Dollars
2019	¥749,671	$109,003
2020	781,523	113,634
2021	853,987	124,170
2022	933,170	135,683
2023	1,019,695	148,264
Thereafter	4,989,930	725,540
Total	¥9,327,976	$1,356,294

F-20

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. ORDINARY SHARES

Stock offering

On November 11, 2017, The Company issued 221,268 shares for unpaid management’s salary of ¥1,554,908 ($226,085) based on the stock closing price of $1.06 on the same day.

On November 20, 2017, the Company entered into a securities purchase agreement (the “Agreement”) with the Chairman of board of the Company (“Chairman”), pursuant to which the Chairman agreed to purchase an aggregate of 3 million unregistered restricted shares for gross proceeds of $4.8 million, a per-share purchase price of $1.60. After deducting the placement agent’s commission and other estimated offering expenses payable by the Company, the net proceeds to the Company were approximately $4.5 million. The purchase price was paid in two installments of $2.4 million each. The first installment was paid on November 20, 2017, and the second installment was paid on January 19, 2018. The Chairman used his own personal funds to pay the purchase price amount. The Chairman designated Xinhaixin International Holdings Limited (“Xinhaixin”) to receive the shares. On January 19, 2018, the Company issued the 3 million shares to Xinhaixin, the wholly owned company of the Chairman.

On January 22, 2018, The Company and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which the Company agreed to sell an aggregate of 3,592,500 ordinary shares. The purchase price was $1.66 per ordinary share and all shares were issued on January 24, 2018. The aggregate gross proceeds was $5,963,550. After deducting the placement agent’s commission and other estimated offering expenses payable by the Company, the net proceeds to the Company were approximately $5.3 million. The Company is using the net proceeds of the offering for general corporate purposes and working capital.

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, the Company will (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of the Company (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording the Company’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, the Company has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following issuance of the Restricted Shares. FGS has finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 2,435,284 Restricted Shares in total to the other shareholders of FGS at a price of $1.2875 per restricted share on September 21, 2018.

Appropriated Retained Earnings - According to the Memorandum and Articles of Association, the Company is required to transfer a certain portion of its net profit, as determined under PRC accounting regulations, from current net income to the statutory reserve fund. In accordance with the PRC Company Law, companies are required to transfer 10% of their profit after tax, as determined in accordance with PRC accounting standards and regulations, to the statutory reserves until such reserves reach 50% of the registered capital or paid-in capital of the companies. As of June 30, 2018 and December 31, 2018, the balance of total statutory reserves was ¥4,148,929 and ¥4,148,929 ($603,257), respectively.

F-21

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. STOCK-BASED COMPENSATION

Stock-Based Awards Plan

2015 Incentive Plan – The Company granted options to purchase 400,000 ordinary shares to its employees and non-employee director on January 31, 2015. The options have an excise price of $1.65, which was equal to the share price of the Company’s ordinary shares at January 31, 2015, which vested equally over a period of three years, with one third vesting on January 31, 2016. The options expire ten years after the date of grant, on January 31, 2025. The Company recognizes compensation cost for awards with graded vesting on a straight-line basis over the requisite service period for the entire award. The grant date fair value of the options was ¥10.13 ($1.65) per share.

The following is a summary of the stock options activity:

Stock Options	Shares	Weighted Average Exercise Price Per Share
Outstanding as of June 30, 2017	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of June 30, 2018	815,600	$3.04
Granted	-	-
Forfeited	-	-
Exercised	-	-
Outstanding as of December 31, 2018	815,600	$3.04

The following is a summary of the status of options outstanding and exercisable at December 31, 2018:

Outstanding Options			Exercisable Options
Average Exercise Price	Number	Average Remaining Contractual life (Years)	Average Exercise Price	Number	Average Remaining Contractual life (Years)
$6.00	193,000	0.58	$6.00	193,000	0.58
$2.96	222,600	3.24	$2.96	222,600	3.24
$1.65	400,000	6.09	$1.65	400,000	6.09
	815,600

The Share-based compensation expense recorded for stock options granted were ¥730,513 and ¥Nil for the six months ended December 31, 2017 and 2018, respectively. No unrecognized share-based compensation for stock options as of December 31, 2018.

F-22

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Restricted Shares to Senior Management

As of December 31, 2018, the Company has granted restricted shares of common stock to senior management as follows:

On January 31, 2015, the Company granted 150,000 restricted shares to the CEO and 150,000 restricted shares to the CTO at an aggregate value of $495,000, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares were vested over three years with one third of the shares vesting every year from the grant date. All granted shares under this plan are fully vested on January 31, 2018.

On October 18, 2015, the Company granted 800,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $704,000 based on the closing stock price $0.88 at October 18, 2015. These restricted shares were vested over three years with one third of the shares vesting every year from the grant date. As of June 30, 2017, 19,000 shares were forfeited and went back to the incentive pool due to some staffs’ resignation. All granted shares under this plan are fully vested on October 18, 2018.

On July 27, 2016, the Company granted 876,000 restricted shares to its employees and non-employee director as compensation cost for awards. The fair value of the restricted shares was $963,600 based on the closing stock price $1.10 at July 27, 2016. The Company also re-granted the previously forfeited 19,000 to its employees. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. As of December 31, 2018, 596,667 shares were vest and 298,333 will not be vested until July 27, 2019.

On December 9, 2016, the Company approved management's new plan based on future performance for the three fiscal years from 2017 to 2019. The Company also agreed on front-issuing of shares based on the optimism situation, thus non-vested 3.01 million shares were issued to management on January 23 2017. The fair value of the restricted shares was $4,063,500 based on the closing stock price $1.35 at December 9, 2016. 800,000 shares was vested during the year ended June 30, 2018 based on the financial results for the year ended June 30, 2017. 960,000 shares was vested during the six months ended December 31, 2018 based on the financial results for the year ended June 30, 2018. Prior to the filing of the interim report, the remaining shares of 1,250,000 under this plan may not be sold, transferred, hypothecated, voted or otherwise used for any purpose, and any shares that are not earned as stated above will be automatically cancelled without payment by the transfer agent of the Company.

On October 13, 2017, the Company granted 900,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $919,800 based on the closing stock price $1.02 at October 13, 2017. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. First one third with 300,000 shares were vest on October 13, 2018. 600,000 will not be vested until October 13, 2019 and 2020, respectively.

On August 21, 2018, the Company granted 1,956,000 restricted shares to its employees as compensation cost for awards. The fair value of the restricted shares was $2,523,240 based on the closing stock price $1.29 at August 21, 2018. These restricted shares will vest over three years with one third of the shares vesting every year from the grant date. The above-mentioned shares will not vested until August 21, 2019, 2020 and 2021, respectively.

663,667 and Nil restricted shares were issued and outstanding for the six months ended December 31, 2017 and 2018, respectively, for all the plans mentioned above.

The share-based compensation expense recorded for restricted shares issued for management were ¥8,903,320 and ¥9,539,917 ($1,387,110) for the six months ended December 31, 2017 and 2018, respectively. The total unrecognized share-based compensation expense of restricted shares issued for management as of December 31, 2018 was approximately ¥27.06 million ($3.93 million), which is expected to be recognized over a weighted average period of approximately 1.89 years.

F-23

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Restricted Shares for service

As of December 31, 2018, the Company has granted restricted ordinary shares to consultants as follows:

On July 27, 2016, the Company approved the grant of 250,000 restricted shares with a value of $275,000 based on the closing stock price of $1.10 on July 27, 2016 to designees of an independent consulting firm as compensation for advisory services. The vesting period of these shares was one year from the date of contract. 250,000 shares were issued under this plan on October 27, 2016.

On November 10, 2016, the Company approved the grant of 330,000 restricted shares with a value of $300,993 based on the closing stock price of $0.9121 on November 10, 2016 to a company as payment for development of software and models. The vesting period of these shares was three-month from the date of contract. Those restricted shares were issued on January 23, 2017.

On March 31, 2017, the Company approved the grant of 200,000 restricted shares with a value of $256,020 based on the closing stock price of $1.2801 on March 31, 2017 to designees of an independent consulting firm as payment for accounting management and consulting service. The vesting period of these shares was two-year from the date of contract. 175,000 restricted shares were vested as of December 31, 2018. The 200,000 restricted shares were issued on November 17, 2017 and September 13, 2018, respectively.

On April 5, 2017, the Company approved the grant of 300,000 restricted shares with a value of $390,000 based on the closing stock price of $1.30 on April 5, 2017 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 300,000 restricted shares were vested and no shares were issued as of date of this report.

On April 24, 2017, the Company approved the grant of 500,000 restricted shares with a value of $555,050 to a company to prepare research report for online gas selling platform. The fair value of those restricted shares was based on the closing stock price of $1.101 on June 15, 2017 when the service was fully rendered to the Company. All granted shares under this plan are fully vested by June 15, 2017 and issued on November 17, 2017.

On August 27, 2017, the Company approved the grant of 25,000 restricted shares with a value of $32,000 based on the closing stock price of $1.28 on August 27 to a company as payment for promotion PR/IR service. The vesting period of these shares was one year from the date of contract. 8,611 restricted shares were vested as of December 31, 2018 and 25,000 shares were issued under this plan on August 27, 2018.

The Share-based compensation expense recorded for restricted shares issued for service were ¥1,937,867 and ¥516,194 ($75,055) for the six months ended December 31, 2017 and 2018, respectively. The total unrecognized share-based compensation expense of restricted shares issued for service as of December 31, 2018 was approximately ¥0.36 million ($0.05 million), which is expected to be recognized over a weighted average period of approximately 0.41 years.

F-24

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Following is a summary of the restricted shares granted:

Restricted stock grants	Shares
Non-vested as of June 30, 2017	4,925,667
Granted	900,000
Vested	(1,783,667)
Non-vested as of June 30, 2018	4,042,000
Granted	1,981,000
Vested	(1,877,278)
Non-vested as of December 31, 2018	4,145,722

The following is a summary of the status of restricted stock at December 31, 2018:

Outstanding Restricted Shares
Fair Value per Share	Number	Average Remaining Amortization Period (Years)
$1.10	298,333	0.57
$1.02	600,000	1.79
$1.29	1,956,000	2.64
$1.35	1,250,000	0.50
$1.28	25,000	0.25
$1.28	16,389	0.65
	4,145,722

NOTE 18. INCOME TAX

The Company is not subject to any income taxes in the United States or the Cayman Islands and had minimal operations in jurisdictions other than the PRC. BHD and Nanjing Recon are subject to PRC’s income taxes as PRC domestic companies. The Company follows Implementing Rules for the Enterprise Income Tax Law (“Implementing Rules”), which took effect on January 1, 2008 and unified the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Nanjing Recon was approved as a government-certified high –technology company and is subject to a reduced income tax rate of 15% through November 30, 2019.

As approved by the domestic tax authority in the PRC, BHD was recognized as a government-certified high technology company on November 25, 2009 and is subject to a reduced income tax rate of 15% through November 25, 2018. BHD reapplied for high-technology enterprise review approval and is still under the government's verification procedures.

Loss before provision for income taxes consisted of:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Outside China areas	¥(21,599,806)	¥(13,003,210)	¥(1,890,676)
China	(23,759,198)	3,059,773	444,893
Total	¥(45,359,004)	¥(9,943,437)	$(1,445,783)

F-25

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax asset, net is comprised of the following:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Allowance for doubtful receivables	¥703,545	¥421,839	¥61,336
Impairment loss from investment in unconsolidated entity	605,660	605,660	88,063
Operating loss from investment in unconsolidated entity	-	126,655	18,416
Net operating loss carryforwards	6,911,270	7,204,458	1,047,533
Less: Valuation allowance	(8,220,475)	(8,358,612)	(1,215,348)
Deferred income tax assets, net	¥-	¥-	$-

The Company’s income tax expense is comprised of the following:

	For the six months ended December 31,
	2017	2018	2018
	RMB	RMB	U.S. Dollars
Current income tax provision	¥9,282	¥2,002	$291
Income tax expenses	¥9,282	¥2,002	$291

NOTE 19. NON-CONTROLLING INTEREST

Non-controlling interest consisted of the following:

	As of June 30, 2018
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥3,500,000	¥200,000	¥5,551,000	$838,544
Unappropriated retained earnings	3,152,687	3,491,859	(548,899)	(754,014)	5,341,633	806,918
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,638)
Total non-controlling interests	¥4,784,837	¥3,680,006	¥2,951,101	¥(554,014)	¥10,861,930	$1,640,824

	As of December 31, 2018
		Nanjing	Gan Su	Qinghai
	BHD	Recon	BHD	BHD	Total	Total
	RMB	RMB	RMB	RMB	RMB	U.S. Dollars
Paid-in capital	¥1,651,000	¥200,000	¥4,000,000	¥-	¥5,851,000	$850,739
Unappropriated retained earnings	3,152,687	3,965,837	(824,328)	(813,759)	5,480,437	796,859
Accumulated other comprehensive loss	(18,850)	(11,853)	-	-	(30,703)	(4,464)
Total non-controlling interests	¥4,784,837	¥4,153,984	¥3,175,672	¥(813,759)	¥11,300,734	$1,643,134

F-26

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. CONCENTRATIONS

For the six months ended December 31, 2017, CNPC represented approximately 52.5 % and another customer represented approximately 36.2% of the Company’s revenue, respectively.

For the six months ended December 31, 2018, CNPC represented approximately 44.1% and another customer represented approximately 22.3% of the Company’s revenue, respectively. At December 31, 2018, CNPC accounted for 48.3% and another three customers accounted for 14.0%, 11.8% and 11.8% of the Company’s trade accounts receivable, net, respectively.

NOTE 21. COMMITMENTS AND CONTINGENCY

(a)	Office Leases

The Company entered into six non-cancellable operating lease agreements for office spaces and factories. Future payments under such leases are as follows as of December 31, 2018:

Twelve months ending December 31, 2018,	RMB	U.S. Dollars
2019	¥2,646,366	$384,783
2020	538,000	78,226
Total	¥3,184,366	$463,009

Rent expense for the six months ended December 31, 2017 and 2018 were ¥1,219,562 and ¥1,249,655 ($181,701), respectively.

(b) Contingency

The Labor Contract Law of the PRC requires employers to assure the liability of severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The employers will be liable for one month of severance pay for each year of the service provided by the employees. As of December 31, 2018, the Company estimated its severance payments of approximately ¥2.9 million ($0.4 million) which has not been reflected in its unaudited condensed consolidated financial statements, because management cannot predict what the actual payment, if any, will be in the future.

F-27

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22. RELATED PARTY TRANSACTIONS AND BALANCES

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.24 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2018 - March 31, 2020	¥60,000	$8,724
BHD	Chen Guangqiang	January 1, 2018 - December 31, 2018	22,500	3,272
BHD	Mr. Chen's family member	January 1, 2018 - December 31, 2018	47,500	6,907
Recon-BJ	Yin Shenping	July 1, 2018 - June 30, 2019	10,000	1,454

Short-term borrowings from related parties - The Company borrowed ¥9,018,065 and ¥5,198,977 ($755,934) from the Founders and their family members as of June 30, 2018 and December 31, 2018, respectively. For the specific terms and interest rates of the borrowings, see Note 14.

Long-term borrowings from related parties - The Company borrowed ¥9,663,729 and ¥9,327,976 ($1,356,294) from the Founder as of June 30, 2018 and December 31, 2018, respectively. For the specific terms and interest rates of the borrowings, see Note 15.

Expenses paid by the owner on behalf of Recon – Shareholders of our VIEs paid certain operating expenses for the Company. As of June 30, 2018 and December 31, 2018, ¥2,767,349 and ¥2,493,178 ($362,510) was due to them, respectively. See Note 12.

F-28

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs is as follows:

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
ASSETS
Current Assets
Cash and cash equivalents	¥7,336,672	¥3,865,097	$561,987
Notes receivable	3,995,962	3,778,526	549,400
Trade accounts receivable, net	24,254,007	38,946,200	5,662,801
Purchase advances, net	12,654,546	10,055,617	1,462,093
Other assets	14,281,461	33,685,781	4,897,933
Total current assets	¥62,522,648	¥90,331,221	$13,134,214

Non-current assets	20,966,716	38,905,071	5,656,821
Total Assets	¥83,489,364	¥129,236,292	$18,791,035

LIABILITIES
Trade accounts payable	¥8,754,347	¥15,452,084	$2,246,743
Taxes payable	278,184	923,511	134,279
Other liabilities	14,730,356	22,240,865	3,233,835
Total current liabilities	23,762,887	38,616,460	5,614,857

Non-current liabilities	8,943,834	8,578,305	1,247,291
Total Liabilities	¥32,706,721	¥47,194,765	$6,862,148

The financial performance of VIEs reported in the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2017 includes revenues of ¥53,246,727, operating expenses of ¥10,875,676, and net loss of ¥4,920,229. The financial performance of VIEs reported in the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended December 31, 2018 includes revenues of ¥42,271,729 ($6,146,335), operating expenses of ¥10,552,138 ($1,534,287), and net income of ¥3,268,099 ($475,184).

F-29

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24. SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has three operating segments: automation product and software, equipment and accessories and oilfield environmental protection.

The following tables present summary information by segment for the six months ended December 31, 2017 and 2018, respectively:

	For the six months ended December 31,
	2017	2018	2018
	RMB	RMB	U.S. Dollars
Automation product and software	¥13,602,598	¥28,954,379	$4,209,984
Equipment and accessories	39,212,432	10,312,238	1,499,406
Oilfield environmental protection	431,697	3,005,112	436,945
Total revenue	¥53,246,727	¥42,271,729	$6,146,335

All the Company’s revenue was generated from its business operation in China.

	For the six months ended December 31, 2018
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥28,954,379	¥10,312,238	¥3,005,112	¥42,271,729
Cost of revenue and related tax	18,549,248	6,690,414	1,794,975	27,034,637
Gross profit	¥10,405,131	¥3,621,824	¥1,210,137	¥15,237,092
Depreciation and amortization	¥34,489	¥467,348	¥13,620	¥515,457
Total capital expenditures	¥55,554	¥227,575	¥4,411,620	¥4,694,749

	For the six months ended December 31, 2017
	Automation product and software	Equipment and accessories	Oilfield environmental protection	Total
	RMB	RMB	RMB	RMB
Revenue	¥13,602,598	¥39,212,432	¥431,697	¥53,246,727
Cost of revenue and related tax	11,058,778	35,826,598	313,229	47,198,605
Gross profit	¥2,543,820	¥3,385,834	¥118,468	¥6,048,122
Depreciation and amortization	¥19,379	¥449,180	¥13,223	¥481,782
Total capital expenditures	¥10,368	¥268,064	¥5,160,142	¥5,438,574

F-30

RECON TECHNOLOGY, LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	U.S. Dollars
Total assets:
Automation product and software	¥53,284,643	¥78,723,338	$11,446,421
Equipment and accessories	40,365,472	43,604,664	6,340,145
Oilfield environmental protection	28,157,402	36,391,823	5,291,393
Total Assets	¥121,807,517	¥158,719,825	$23,077,959

NOTE 25. SUBSEQUENT EVENTS

On February 21, 2019, the Company’s board of directors approved transferring the VIEs and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon JN”) to Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”). Both Recon JN and Recon BJ are the Registrant’s wholly owned subsidiaries in China. The Company has started VIE transfer process and the liquidation process of Recon JN. At the completion of the transfer, the Company plans to officially dissolve Recon JN at the end of February 2019. The Registrant does not expect any negative impact of this process on its operation.

F-31